Exhibit 99.1
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ASML RECEIVES FAVORABLE RULING FROM FULL ITC


VELDHOVEN, The Netherlands, March 18, 2003 - ASML Holding NV (ASML) today announced that the US International Trade Commission (Commission) in Washington D.C. ruled in favor of ASML on all claims filed against the company by competitor Nikon Corporation of Japan. The Commission denied the petition by Nikon seeking review of the initial determination made by an administrative law judge on January 29, 2003.

The Commission determined that ASML had not violated Section 337 of US trade law, which governs investigations into allegations of certain unfair practices in import trade.

"The Commission has completed a thorough and far-reaching examination of these claims and, at three different times, offered conclusions that wholly and consistently support ASML," said Doug Dunn, president and CEO, ASML. "We are pleased that our employees, customers and others in the industry now know that the allegations brought against ASML were without merit."

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.



Media Contact:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - US Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the
Netherlands